Exhibit 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION COMPLETES STANLEY ENTRY DOOR DEAL.

TORONTO, ONTARIO (March 2, 2004) Masonite International Corporation stated today that it has completed the acquisition, previously announced on December 8, 2003, of the residential entry door business of The Stanley Works.

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

For more information contact:

Mr. Lawrence P. Repar or Mr. Robert V. Tubbesing
1600 Britannia Road East
Mississauga, Ontario
L4W 1J2
(905) 670-6500
www.masonite.com